Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Enerplus Announces Appointment of Computershare as Trustee, Transfer
    Agent and Registrar and Provides Updated Distribution Reinvestment Plan
    Information

    TSX: ERF.UN
    NYSE: ERF

    CALGARY, May 30 /CNW/ - Enerplus Resources Fund ("Enerplus") is pleased to announce that effective May 30, 2008 it has appointed Computershare Trust
Company of Canada ("Computershare") as trustee, transfer agent and registrar of Enerplus. Accordingly, Computershare will now be responsible for all transfers of Enerplus trust units through their offices in Toronto and Calgary and in the United States, through Computershare's U.S. affiliate,
Computershare Trust Company, N.A. in Denver. Enerplus' unitholders approved the appointment of Computershare as trustee of the Fund, to replace CIBC
Mellon Trust Company, at Enerplus' annual general and special meeting held on
May 9, 2008. Enerplus unitholders are not required to take any action as a result of this change.
    Enerplus has also appointed Computershare as trustee, transfer agent and registrar in respect of the Class B units of Enerplus Exchangeable Limited
Partnership, each of which is exchangeable, for no additional consideration, for 0.425 of an Enerplus Trust Unit. Accordingly, holders of such Class B units who wish to exchange their units for Enerplus Trust Units in accordance with their terms must contact Computershare in order to effect such exchange.
    In conjunction with Computershare's appointment, participants in
Enerplus' Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan
(the "Plan"), which is available only to Canadian residents, will automatically continue to participate in the distribution reinvestment portion of the Plan through Computershare consistent with the existing terms of their participation, and no further action is required to be taken by such participants. All future enrollments in the distribution reinvestment portion of the Plan, as well as any future optional cash payments made to acquire
Enerplus Trust Units under the Plan, must be made through Computershare.
Copies of the applicable distribution reinvestment and optional cash purchase enrollment forms are available on Enerplus' website at www.enerplus.com under
"Investor Relations", and may be obtained from Computershare's National
Customer Contact Centre at 1-866-921-0978. Beneficial unitholders whose Trust
Units are not registered in their own name but are held through a broker, investment dealer, bank, trust company or other nominee holder must contact such nominee in order to participate in either component of the Plan.
Unitholders should note that the deadline for enrolment in the Plan has been changed such that the appropriate forms must be received by Computershare no later than four business days prior to the relevant distribution record date.
    The securities being offered by Enerplus under the Plan have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S.
persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of
Enerplus' Trust Units in the U.S. and any public offering of securities in the
U.S. will be made by means of a prospectus.

    Forward-Looking Statements and Information
    ------------------------------------------
    This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective",
"ongoing", "may", "will", "project", "should", "believe", "plans", "intends",
"designed" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to future cash distributions of Enerplus.
    The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including certain risks detailed from time to time in the Fund's pubic disclosure documents.
    The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

    %CIK: 0001126874

    /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com./
    (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 14:50e 30-MAY-08